mike blankenship

Managing Partner

1.713.651.2678

MBlankenship@winston.com

May 13, 2024

Tyler Howes

Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	NKGEN BIOTECH, INC. Amendment No. 2 to Registration Statement on Form S-1 Filed December 15, 2023 File No. 333-275094

Ladies and Gentlemen:

On behalf of our client, NKGEN BIOTECH, INC. (the “Company”), we are writing to submit the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on December 20, 2023, with respect to the above referenced filing.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company on October 19, 2023.

Amendment No. 2 to Registration Statement on Form S-1 General

1.	We note your response to our prior comment, including your statement that "the Forward Purchase Agreements and related agreements do not include a “Right of First Refusal” provision," and reissue in part. It appears that section 2 of your Letter Agreement, dated September 19, 2023, between you and Meteora Capital Partners, LP, filed as Exhibit 10.3 contains a “ROFR” provision. Please revise your disclosure to describe such provision or otherwise advise.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the section, Management’s Discussion and Analysis of Financial Condition and Results of Operations, as prepared in connection with the Company’s audited financial statements for the fiscal year ended December 31, 2024, has been updated such that the comment at issue is no longer relevant to the disclosures contained within the Registration Statement.

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May 13, 2024 Page 2

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael Blankenship
Michael Blankenship

cc:	Paul Y. Song, Chief Executive Officer, NKGEN BIOTECH, INC.